SECURITIE 05038187 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48192

MAIL RECEIVED ... 1 2005 ... WASH. D.C. 213 SECTION ... SSING

50

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Peabody, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Coldwater Canyon Avenue, Suite 100
(No. and Street)

Studio City	California	91604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Creaser (818) 761-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino,	CA	91316
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

OATH OR AFFIRMATION

I, Robert Creaser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Peabody, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

State of California } ss.
County of Los Angeles }

NICHOLAS JAMES RICH
Commission # 1460319
Notary Public - California
Los Angeles County
My Comm. Expires Jan 5, 2008

Subscribed and sworn to (or affirmed) before me this 11th day of February 2005, by (1) Robert Creaser

Signature of Notary Public

MORGAN PEABODY, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2004

MORGAN PEABODY, INC.

Table Of Contents

DAVE BANERJEE, CPA
An Accountancy Corp.

5535Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • (818) 312-3283
E-mail: banerji@aol.com • *Web: www.DaveBanerjee.com*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Morgan Peabody, Inc.
Studio City, California

I have audited the accompanying statement of financial condition of Morgan Peabody, Inc. as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the twelve months then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Peabody, Inc. As of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Encino, California
February 25, 2005

MORGAN PEABODY, INC.

Statement of Financial Condition
December 31, 2004

	Focus 12/31/04	Audit 12/31/04	Change
Stockholders' equity, December 31, 2004	$ 192,301	$ 236,564	$ (44,263)
Subtract - Non allowable assets:	19,374	88,801	(69,427)
Tentative net capital	172,927	147,763	25,164
Haircuts:	0	3,027	(3,027)
NET CAPITAL	172,927	144,736	28,191
Minimum net capital	(100,000)	(100,000)	0
Excess net capital	$ 72,927	$ 44,736	$ 28,191
Aggregate indebtedness	25,586	82,004	(56,418)
Ratio of aggregate indebtedness to net capital	0.35	1.83	

Changes are due to accrual of commission receivable and corresponding payables and due to haircut on NASDAQ securities held as investment.

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Income
For the year ended December 31, 2004

REVENUES:	
Commissions	$ 790,078
Other income	13,866
Total income	803,944
EXPENSES:	
Commissions	$ 520,788
Clearing and other charges	24,045
Professional fees	4,219
Employee compensation and benefits	102,136
Occupancy	40,826
Other operating expenses	163,068
Total expenses	855,082
LOSS BEFORE INCOME TAXES	$ (51,138)
INCOME TAX PROVISION (Note 2)	
Tax benefit	$ 12,437
NET LOSS	$ (38,701)

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid-in-capital	Retained Earnings	Total Equity
Beginning balance January 1, 2004	$ 1	$ 331,999	$ (197,862)	$ 134,138
Capital contributions		180,206		180,206
Net loss			(38,702)	(38,702)
Ending balance December 31, 2004	$ 1	$512,205	($236,564)	$ 275,642

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Statement of Cash Flows
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(38,702)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		(159,373)
Increase (decrease) in:		
Accounts payable		(630)
Commissions payable		43,802
Total adjustments		(116,201)
Net cash used in operating activities	$	(154,903)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		180,206
Net cash provided by financing activities	$	180,206
Decrease in cash		(64,005)
Cash - beginning of period		81,480
Cash - end of period	$	17,475

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Morgan Peabody, Inc. (the "Company") was formed in California on and is approved as a securities broker dealer by The Securities and Exchange Commission and The National Association of Securities Dealers. It is wholly owned by WFG Holding, Inc. which is owned by Mr. David Williams.

The firm operates on a fully disclosed basis with a clearing firm, National Financial and clears its insurance business with J.J. Greenfield Insurance Services

The firm engages in sales of listed and NASDAQ securities, mutual funds and variable Insurance products to individuals.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

Going Concern:

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2004.

MORGAN PEABODY, INC.

Notes to Financial Statements
December 31, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease:

The Company rests its facilities and fixed assets on a month-to-month basis from its parent without a long term commitment.

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current tax benefit is:

Federal	$ 7,671
State	4,766
Total	$ 12,437

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2004 the company had a net capital of $144,736 which is $44,736 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness ($82,004) to net capital was 1.83:1, which is less than 15:1 ceiling required for a firm in its first year of business.

MORGAN PEABODY, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2004

	Focus 12/31/04	Audit 12/31/04	Change
Stockholders' equity, December 31, 2004	$ 192,301	$ 236,564	$ (44,263)
Subtract - Non allowable assets:	19,374	88,801	(69,427)
Tentative net capital	172,927	147,763	25,164
Haircuts:	0	3,027	(3,027)
NET CAPITAL	172,927	144,736	28,191
Minimum net capital	(100,000)	(100,000)	0
Excess net capital	$ 72,927	$ 44,736	$ 28,191
Aggregate indebtedness	25,586	82,004	(56,418)
Ratio of aggregate indebtedness to net capital	0.35	1.83	

Changes are due to accrual of commission receivable and corresponding payables and due to haircut on NASDAQ securities held as investment.

MORGAN PEABODY, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2004

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE
An Accountancy Corp.

5535Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • (818) 312-3283
E-mail: banerji@aol.com • *Web:* www.DaveBanerjee.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Morgan Peabody, Inc.
Studio City, California

In planning and performing my audit of the financial statements of Morgan Peabody, Inc. for the ten months ended December 31, 2004, I considered its internal control structure, for the purpose for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Morgan Peabody, Inc. that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which, I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee, CPA
An Accountancy Corp.
Registered with the PCAOB
(Public Company Accounting Oversight Board)
Encino, California
February 25, 2005